SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                   FORM 8-A/A

                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                          MUSICLAND STORES CORPORATION
            (Exact name of registrant as specified in its charter)

                Delaware                                  41-1623376
(State of Incorporation or Organization)       (IRS Employer Identification No.)

10400 Yellow Circle Drive, Minnetonka, MN                    55343
 (Address of Principal Executive Offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                    Name of each  exchange on which
          to be so registered:                   each class is to be registered:

Preferred Share Purchase Rights                  New York Stock Exchange, Inc.

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement  file number to which  this form  relates:
N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)



                                Total of 7 Pages
                         Exhibit Index Located on Page 7

Item 1.   Description of Securities to be Registered

          As of March 13, 2000, Musicland Stores Corporation (the "Company") executed the Amended and Restated Rights Agreement (the "Rights Amendment") between the Company and Norwest Bank Minnesota, National Association, as Rights Agent (the "Rights Agent"), to amend the Rights Agreement dated as of March 14, 1995 between the same parties (as amended and restated, the "Rights Agreement"). The Rights Amendment modifies the requirement that a majority of the Continuing Directors (as hereinafter defined) approve (i) the adjustment of purchase price of the Rights (as hereinafter defined), the number of Common Shares (as hereinafter defined) issuable upon the exercise of the Rights or the number of Rights, (ii) the determination of the amount of cash in lieu of fractional Rights, (iii) the redemption of the Rights, (iv) the exchange of the Rights after any Person becomes an Acquiring Person (as hereinafter defined) for Common Shares and (v) an amendment or supplement to the Rights Agreement. The Rights Amendment further deletes all references in the Rights Agreement to "Continuing Directors." As used herein, the term "Continuing Director" means a member of the Board of Directors of the Company who was a member of the Board on March 14, 1995, or who subsequently became or becomes a member of the Board of Directors of the Company with the recommendation or approval of a majority of the Continuing Directors. Continuing Directors do not include any Acquiring Person or affiliate or associate of an Acquiring Person. A summary of the Rights and the Rights Agreement, as amended, follows.

          On March 14, 1995, the Board of Directors of Musicland Stores Corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") per share for each outstanding share of Common Stock, par value $.01 (the "Common Shares"), of the Company. The dividend was paid on March 20, 1995 (the "Record Date") to shareholders of record on that date.

          Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 (the "Preferred Shares"), of the Company at a price of $70.00 per one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

          Initially, the Rights attached to all certificates representing Common Shares then outstanding and no separate Right Certificates were distributed. The Rights will separate from the Common Shares, and a Distribution Date for the Rights will occur, upon the earlier of: (i) the close of business on the 20th day following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (i.e., has become, subject to certain exceptions, the beneficial owner of 17.5% or more of the outstanding Common Shares) and (ii) the close of business on the 20th day following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 17.5% or more of the outstanding Common Shares (or such later date as may be determined by the Board of Directors of the Company prior to a person or group of affiliated or associated persons becoming an Acquiring Person) (the earlier of such dates being called the "Distribution Date").

          Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any Common Share certificate, even without such notation or a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

          As promptly as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on March 20, 2005, unless extended or earlier redeemed or exchanged by the Company as described below.

          The Purchase Price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those described in clause (ii) of this paragraph). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.

          No fraction of a Preferred Share (other than fractions in integral multiples of one one-hundredth of a share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price on the last trading date prior to the date of exercise.

          The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each

Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are subject to adjustment in the event of a stock dividend on the Common Shares or a subdivision, combination or consolidation of the Common Shares.

          Holders of Rights will have the right, exercisable following the expiration of the Company's right to redeem the Rights, to receive upon exercise thereof at the then current exercise price of the Right that number of Common Shares having a market value of two times the exercise price of the Right, subject to certain possible adjustments, in the event that: (i) any person becomes an Acquiring Person other than pursuant to a tender offer or an exchange offer for all outstanding Common Shares at a price and on terms determined by the Board of Directors of the Company to be fair to shareholders and otherwise in the best interests of the Company and its shareholders and which the Board of Directors recommends to the shareholders, or (ii) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person.

          Other than a transaction for at least the same per-share consideration with a person who acquired Common Shares through a tender offer or exchange offer for all outstanding Common Shares approved by the Board of Directors of the Company in accordance with the preceding paragraph, in the event that the Company is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold after the Distribution Date or within 20 days prior thereto, holders of the Rights will thereafter have the Right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the exercise price of the Right.

          At any time after a person becomes an Acquiring Person (subject to certain exceptions), and prior to the acquisition by a person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange all or part of the Rights for Common Shares at an exchange ratio per Right equal to the result obtained by dividing the exercise price of a Right by the current per share market price of the Common Shares, subject to adjustment.

          At any time prior to the close of business on the 20th day after a public announcement that a person has become an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), subject to adjustment, payable in cash, Common Shares or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

Item 2.   Exhibits

          1. Amended and Restated Rights Agreement, dated as of March 13, 2000, between Musicland Stores Incorporated and Norwest Bank Minnesota, National Association, which includes as Exhibit B thereto the form of Right Certificate.

Signature


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 15, 2000


                                             MUSICLAND STORES CORPORATION


                                             By /s/ Keith A. Benson
                                                --------------------
                                                  Keith A. Benson
                                                  Vice Chairman, Chief Financial
                                                  Officer and Director

                                  EXHIBIT INDEX



Exhibit       Description of Exhibit
--------------------------------------------------------------------------------

1. Amended and Restated Rights Agreement, dated as of March 13, 2000, between Musicland Stores Corporation and Norwest Bank Minnesota, National Association, as Rights Agent




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